UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K is being filed by Seanergy Maritime Holdings Corp. (the "Company") to report the following recent developments relating to the Company's financing agreements:

Loan Agreements

On September 25, 2017, in order to partially fund the refinancing of our Natixis facility, we amended and restated the loan agreement dated May 24, 2017 previously entered into with Amsterdam Trade Bank N.V. ("ATB"), increasing the loan amount of the facility by an additional tranche of $16.5 million ("Tranche B"). The principal of Tranche B is repayable by nineteen consecutive quarterly installments, being $0.2 million each of the first four installments, $0.3 million each of the subsequent four installments, and $0.4 million each of the subsequent eleven installments, in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $0.01 million, or an integral multiple of that amount, of any excess cash standing to the credit of the relevant vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1.0 million. The aggregate amount of the additional repayments, with regard to Tranche B, shall not exceed $1.25 million. The amendment and restatement of the facility did not alter the interest rate, the maturity date, the amortization and the repayment terms of the existing tranche under the loan facility, or the financial covenants applicable to the Company as guarantor. The amended and restated loan facility is secured by first preferred mortgages and general assignments covering earnings, insurances and requisition compensation over the Partnership and Championship, earnings account pledges, shares security deeds relating to the shares of both vessels' owning subsidiaries, technical and commercial managers' undertakings and, where applicable, charter assignments.

On September 29, 2017, our lender, Natixis, entered into a deed of release and fully discharged the $35.4 million balance of our secured term loan facility obligations to the lender for a total settlement amount of $24.0 million. The first-priority mortgage over the Championship and all other securities created in favour of Natixis were irrevocably and unconditionally released pursuant to the deed of release.

On September 27, 2017, we amended and restated the loan agreement dated May 24, 2017 (as amended, the "Jelco Loan Facility") previously entered into with Jelco Delta Holding Corp. ("Jelco"), an entity affiliated with the Company's principal shareholder. The amended facility currently bears interest at three-month LIBOR plus a margin of 6% per annum which is payable quarterly and the principal is repayable in one bullet payment due on the maturity date. The maturity date, which was deferred from May 24, 2018 to May 24, 2019, may, at the Company's option, be extended to May 24, 2020, from May 24, 2019 previously. The facility is secured by the following amended cross collaterals: second preferred mortgages over the Championship and Partnership, second priority general assignments covering earnings, insurances and requisition compensation over each vessel, guarantees from our vessel-owning subsidiaries, and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd.

Convertible Promissory Notes

On September 27, 2017, we also issued a $13.75 million convertible promissory note to Jelco (the "Jelco Note"). The Jelco Note is repayable by two consecutive annual installments of $1.375 million with the first installment occurring 24 months after the drawdown date, and a balloon payment of $11.0 million four years after the drawdown date.  The Jelco Note bears quarterly interest at three-month LIBOR plus a margin of 5%. At Jelco's option, the whole or any part of the principal amount under the Jelco Note may be paid at any time in common shares at a conversion price of $0.90 per share. The conversion price was determined and approved by a special committee of independent directors of the Company's Board of Directors, as well as by the Board of Directors itself. The special committee of independent directors of the Company's Board of Directors and our Board of Directors obtained a valuation report from an independent third party financial advisor for the conversion price. Jelco also received customary registration rights with respect to all shares it beneficially owns, including any shares received upon conversion of the Jelco Note. The Jelco Note is secured by the following cross collaterals: second preferred mortgages over the Championship and Partnership, second priority general assignments covering earnings, insurances and requisition compensation over each vessel, guarantees from our vessel-owning subsidiaries, and a guarantee from our wholly-owned subsidiary, Emperor Holding Ltd. Of the $13.75 million drawn down under the Jelco Note, $4.75 million was used to make a mandatory prepayment under the Jelco Loan Facility.

On September 27, 2017, we also entered into a ninth amendment to the $21.165 million revolving convertible promissory note dated September 7, 2015 (the "Ninth Amendment") and on September 18, 2017, we entered into a second amendment to the $4.0 million convertible promissory note dated March 12, 2015 (the "Second Amendment"), each note previously issued to Jelco. The Ninth Amendment changed the reduction date of the applicable limit so that the applicable limit of the note is now reduced by $3.3 million in the third quarter of 2019 (four years from the drawdown date) and the remaining balance of the note of $17.865 million is payable at maturity in the third quarter of 2020 (five years from the drawdown date). The Second Amendment amended the repayment schedule so that the note is repayable in four installments so that the first be repaid six months after the delivery date of the Vessel to the ship owning company and the other three installments semi-annually commencing four years after delivery date of the Vessel (in the first quarter of 2019), and a balloon payment of $3.2 million payable at maturity in the first quarter of 2020. As amended by the Second Amendment and the Ninth Amendment, these two notes are also secured by a corporate guarantee offered by our wholly-owned subsidiary, Emperor Holding Ltd.

Furthermore, as a result of the foregoing transactions, each of the Jelco Note and the Jelco Loan Facility were secured by identical cross collaterals and cross default provisions.

On October 2, 2017, the Company issued a press release relating to the above transactions, a copy of which is attached to this report on Form 6-K as Exhibit 1.

This report and the exhibit attached hereto, other than the statements attributed to the Company's Chief Executive Officer, are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-205301, and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: October 5, 2017	/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 1

Seanergy Maritime Holdings Corp. Announces Successful Closing of Previously Announced Vessel Refinancing Resulting in a Material Gain of $11.4 Million

October 2, 2017 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP), announced today the closing of its previously-announced early termination of a credit facility of one of its Capesize vessels and successful refinancing with a new senior secured credit facility.

The outstanding balance of the prior senior secured credit facility was $35.4 million, which was settled under an early termination agreement with the lender for $24.0 million. The settlement resulted into a $11.4 million gain and equity accretion for the Company that will be recorded on its financial results for the third quarter and nine months ended September 30, 2017.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"The closing of the previously announced refinancing is a further positive step forward for Seanergy. This series of transactions has resulted in an $11.4 million equity accretion for our shareholders which represents the unlocking of value equal to approximately 25% of our current market value. We will continue to look for opportunities in the market to execute on."
The settlement amount of $24.0 million was funded by a new senior secured credit facility from a European bank and from financing arrangements with a company affiliated with the Company's sponsor.

The Company's pro-forma equity and total capitalization, taking into effect the settlement of the $35.4 million secured loan facility, are estimated to be $46.1 million and $267.1 million, respectively.1

1Pro-forma Equity and Total Capitalization:
(amounts in thousands of US Dollars)	Actual (unaudited)	As Adjusted (unaudited)
Total indebtedness, net of deferred finance costs	244,749	221,017
Total stockholders' equity	24,319	46,120
Total capitalization (indebtedness plus stockholders' equity)	269,068	267,137

The above table sets forth our equity and total capitalization as of June 30, 2017:
•	on an actual basis;
•	on an as adjusted basis, as of the date of this press release, to give effect to:
o	$8.18 million of aggregate loan repayments;
o	$35.41 million settlement of the prior loan facility on September 29, 2017;
o	$11.41 million gain and equity accretion from the prior loan facility settlement;
o	$16.50 million additional drawdown under an amended and restated loan facility from a European bank to partly fund the settlement of the prior loan facility; and
o
$13.75 million drawdown under a new convertible promissory note issued on September 27, 2017, of which $10.39 million of the new note will be recorded in total stockholders' equity and $3.36 million in total indebtedness, net of deferred finance costs..

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently owns a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.4 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com